Filed Pursuant to General Instruction II.L. of Form F-10
FILE NO. 333-114811
PROSPECTUS SUPPLEMENT NO. 7
TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
DATED 15th NOVEMBER 2004
(as previously supplemented on 10th December 2004, 13th January 2005, 17th February 2005,
10th May 2005, 13th June 2005 and 17th July 2005)
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This Prospectus Supplement, together with the amended and restated short form base shelf prospectus dated 15th November 2004 to which it relates, as further amended or supplemented (the “Prospectus”), and each document deemed to be incorporated by reference in the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering	14th December 2005
US$200,000,000 4% Convertible Senior Notes due 2024
In accordance with the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”) and the various securities commissions or similar regulatory authorities in Canada, CP Ships Limited (the “CP Ships” or the Company”) previously filed a registration statement (the “Registration Statement”) with the Alberta Securities Commission and the SEC, which included the Prospectus, in order to register in the United States resales of CP Ships’ 4% convertible senior notes due 2024 (the “notes”) and the common shares of CP Ships issuable upon conversion thereof (the “common shares” and together with the notes, the “securities”).
Investing in the securities involves risks. Please carefully consider the “Risk Factors” beginning on page 18 of the Prospectus.
The holders of the securities are entitled to the benefits of a registration rights agreement, entered into on 24th February 2004 among the Company and the several Initial Purchasers referred to therein (the “Registration Rights Agreement”). Under the Registration Rights Agreement, any holder of securities wishing to sell securities pursuant to the Registration Statement must deliver a Notice and Questionnaire to the Company (each such holder which has delivered a Notice and Questionnaire is referred to as an “Electing Holder”). Upon receipt of a completed and signed Notice and Questionnaire, the Company has agreed to file such documents as may be required to include the securities covered thereby in the Registration Statement.
The Company is filing this Prospectus Supplement so as to include in the Registration Statement the securities of Electing Holders that have signed, completed and returned a Notice and Questionnaire to it after the date of the Prospectus, as most recently supplemented and to update the list of documents incorporated by reference in the Prospectus, as supplemented.
A list of the Electing Holders that have signed, completed and returned a Notice and Questionnaire to the Company after the date of the Prospectus, as most recently supplemented, together with the principal amount of notes that may be offered by such holders under the Prospectus is attached as Schedule A to this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus. Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada and with the Securities and Exchange Commission (the “SEC”) in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President — General Counsel and Secretary of CP Ships at 2 City Place, Beehive Ring Road, Gatwick Airport, West Sussex RH6 0PA, United Kingdom (telephone number +44 (0)1293 866200) or by accessing the disclosure documents available through the Internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, which is the Canadian equivalent of the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR). Disclosure documents filed with the SEC are available through EDGAR at www.sec.gov.
In addition, the following document filed with the various securities commissions or similar regulatory authorities in Canada and with the SEC is incorporated by reference into this Prospectus Supplement and the Prospectus:
(a)	Audited consolidated financial statements as at and for the twelve months ended 31st December 2004, as well as the auditor’s report thereon, dated 23rd March 2005.

(b)	Management’s discussion and analysis of operating results and financial position for the year ended 31st December 2004.

(c)	Annual information form dated 31st March 2005.

(d)	Management proxy circular dated 30th March 2005 for the annual and special meeting of shareholders held on 10th May 2005, with the exception of the information permitted to be excluded by National Instrument 44-101.

(e)	Management proxy circular dated 9th November 2005 for the special meeting of shareholders held on 14th December 2005, with the exception of the information permitted to be excluded by National Instrument 44-101.

(f)	Unaudited interim consolidated financial statements as at and for the three- and nine- month periods ended 30th September 2005.

(g)	Management’s discussion and analysis of operating results and financial position for the period ended 30th September 2005.

(h)	Material change reports dated: August 20, 2005 (with respect to CP Ships’ agreement to support an offer by TUI AG to acquire all of the issued and outstanding common shares); October 20, 2005 (with respect to the announcement that shareholders of CP Ships, holding 89.1% of the outstanding CP Ships common shares, accepted the offer by Ship Acquisition Inc., a wholly-owned subsidiary of TUI AG, for 100% of the common shares); and November 7, 2005 (with respect to CP Ships’ announcement of: the redemption of its 10⅜% senior notes due 2012, the special meeting of shareholders of CP Ships to consider the amalgamation of CP Ships and Ship Acquisition Inc. (the “amalgamation”), that Michael Behrendt has been appointed as Director and Chairman of the Board of Directors of CP Ships and Rainer Feuerhake has been appointed as Director of CP Ships, that CP Ships has entered into credit arrangements with Ship Acquisition Inc. and TUI AG as lenders, that CP Ships will offer to purchase all notes and solicit from holders of notes consents to amendments to the indenture governing the notes that would eliminate certain reporting obligations and restrictive covenants as well as certain events of default and related provisions, that following the amalgamation, CP Ships will satisfy its obligation to deliver common shares upon the conversion of the notes by delivery of redeemable special shares of CP Ships and CP Ships expects to redeem any redeemable special shares issued upon such conversion immediately following their issuance for US$21.50 per share, that in accordance with the terms and conditions of the notes, the notes will become convertible commencing 5th December 2005 and ending 15 days after the effective date of the amalgamation).
Any material change reports (excluding confidential material change reports), annual information forms, comparative consolidated audited annual financial statements, comparative consolidated unaudited interim financial statements, exhibits or annexes to interim unaudited financial statements which contain updated earnings coverage ratios, management’s discussion and analysis of operating results and financial position and any information circulars filed by the Company with the various securities commissions or similar regulatory authorities in Canada and with the SEC after the date of the Prospectus, as most recently supplemented, and prior to the termination of the offering of any securities under the Prospectus will be deemed to be incorporated by reference in the Prospectus.
Upon a new annual information form and the related comparative consolidated audited annual financial statements being filed by the Company with, and where required, accepted by the Alberta Securities Commission during the currency of the Prospectus, the Company’s previous annual information form, comparative consolidated audited annual financial statements, comparative consolidated unaudited interim financial statements, material change reports, management’s discussion and analysis of operating results and financial position, press releases and information circulars shall, as applicable, be deemed no longer to be incorporated by reference into the Prospectus for the purposes of future offers and sales of securities thereunder.
Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus will be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

SCHEDULE A
The table below sets forth the name of each Electing Holder that has signed, completed and returned a Notice and Questionnaire to the Company since the date of the Prospectus, as most recently supplemented, and the principal amount of notes beneficially owned by such Electing Holder that may be offered under the Prospectus. The Company has prepared the table below based on the information given to it by the Electing Holders named in the table on or after the date of the Prospectus, as most recently supplemented.
Unless otherwise disclosed, no Electing Holder has indicated that it has held any position or office or had any other material relationship with the Company or its affiliates during the past three years. The Electing Holders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their notes since the date as of which the information is presented in the table. Because the Electing Holders may offer all or some of their notes from time to time, the Company cannot estimate the amount of the notes that will be held by the Electing Holders upon the termination of any particular offering.

Electing Holder	Principal amount of notes held

UBS AG London F/B/O HFS	$1,500,000